Exhibit 99.1

Scully Royalty Board of Directors and Management Remain Unchanged

Cayman Islands Court Rules Against MILFAM Group

MILFAM Group and their Purported Directors Never Held Authority to Act on Behalf of Scully Royalty

NEW YORK (July 7, 2026): Scully Royalty Ltd. (the “Company”) (NYSE: SRL) today announced that following a judgement by the Grand Court of the Cayman Islands (the "Grand Court") (the “Judgment”), the Company’s Board of Directors (the “Board”) and management remain unchanged and that MILFAM LLC, its principals and its director nominees (the "Milfam Group") never had authority to act on behalf of the Company.

In the Judgement, the Grand Court rejected efforts by the Milfam Group to unilaterally chair and complete a purported shareholders’ meeting and ruled that the resolutions purportedly adopted by the Milfam Group are invalid and legally ineffective. As a result, the constitution of the Company’s Board and management has not changed.

The Grand Court also held that Milfam Group's “nomination notice and proxy statement failed to disclose relevant and material” matters concerning its relationship with, and the positions held by, certain of its Board nominees. Among other things, the Grand Court noted that the Milfam Group failed to disclose to investors that certain of its Board nominees had long-standing business and financial relationships with the Milfam Group.

The Grand Court's decision is expected to be available shortly at https://judicial.ky/judgments/unreported-judgments-advanced-search.

Any shareholder, customer, supplier or other party who was contacted by or on behalf of any member of the Milfam Group and purporting to act on behalf of the Company is immediately requested to contact the Company at info@scullyroyalty.com.

The Board and management team remain focused on acting in the best interests of the Company and all of its shareholders. The Company is considering its options and may seek recovery against the Milfam Group in connection with the significant disruption and damage caused to the Company and its shareholders by their actions.

NEWS RELEASE 1 (844) 331 3343 info@scullyroyalty.com

Update on Company Disclosures

News releases issued by the Milfam Group purportedly on behalf of the Board of Directors of the Company dated January 12 and February 12, 2026, as well as filings made by the Milfam Group purportedly on behalf of the Company with the United States Securities and Exchange Commission (the “SEC”) since January 1, 2026, were unauthorized, misleading and inaccurate and should be disregarded in their entirety.

In addition, the Section 16 reports on Form 3 filed with the SEC by or on behalf of Alan B. Howe and Jerrod M. Freund on March 18, 2026 and March 26, 2026, respectively, and identifying each of Messrs. Howe and Freund as directors of the Company were improper and incorrectly filed.

In part, as a result of the Milfam Group's actions, including their misleading disclosures regarding control of the Board, the Company was unable to finalize and file its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “Form 20-F”) by the prescribed filing deadline. In connection with the delayed filing, the Company received notice from the New York Stock Exchange (the “NYSE”) regarding its non-compliance with the NYSE's continued listing requirements relating to late filing delinquencies (the “Filing Delinquency”), and on May 12, 2026 the NYSE suspended trading in the Company's common shares. The suspension does not result in the immediate delisting of the Company’s common shares from the NYSE. Also, in part as a result of the Milfam Group’s actions, the Company’s independent registered public accounting firm, AOGB CPA Limited, resigned on March 11, 2026. With the Grand Court having confirmed that the Milfam Group’s resolutions were invalid, the Company is now working expeditiously to engage a new auditor and intends to complete and file the Form 20-F as soon as practicable and is committed to making efforts to cure the Filing Delinquency, ensure trading of the Company’s common shares resumes, and maintain its NYSE listing. After the Form 20-F is filed, the Board intends to make a determination regarding its dividend policy for 2026.

About Scully Royalty Ltd.

Scully Royalty Ltd. (NYSE: SRL) holds a net revenues royalty interest on the Scully Iron Ore Mine located in Newfoundland and Labrador, Canada. It also holds various merchant banking and industrial interests globally. For more information, visit www.scullyroyalty.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable securities laws, including statements regarding the Company's intention to complete and file its Form 20-F, its efforts to cure the Filing Delinquency, seeking the resumption of trading in its common shares and its potential options to recover against the Milfam Group. Forward-looking statements are based on the Company's current expectations and assumptions and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied, including, among others, the timing and outcome of the Company's regulatory filings and any NYSE listing review, the possibility of appeal or further proceedings in respect of the Grand Court's judgment, and the outcome of any other related litigation, and other important factors set forth in the "Risk Factors" section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 30, 2025 and the Company’s other reports filed with the SEC. These forward-looking statements reflect the Company’s current views and are based on certain assumptions and speak only as of the date hereof. The Company undertakes no obligation to update any forward-looking statement except as required by law.